Empire Global Corp.

2016 COMMISSION SCHEDULE IMPACT

FOR DISCUSSION PURPOSES ONLY
Strictly Private and Confidential

Safe Harbor Statement

- This presentation includes statements related to the expected future results of the company and are therefore forward-looking statements. Actual results may differ materially from those projections due to a wide range of risks and uncertainties, including those that are listed in our SEC filings.

- This presentation also contains non-GAAP financial information. All information should be read in conjunction with our historical financial statements.

- In particular, the ***information contained*** in this presentation ***does not constitute*** an offer to sell or otherwise dispose of or any invitation or solicitation of any offer of Empire Global Corp's securities.

Aggregate Turnover Growth



Net Gaming Revenue (NGR) Margin – 2015/2016



EBITDA Growth versus Commission Costs



Impact of New Commission Schedule



- ➢ Fixed Costs stabilized versus EBITDA growth

- ➢ Commission Costs significantly reduced versus NGR growth

February 2016